Exhibit 77Q1(a) Amendment to Registrants Charter or
Bylaws

The Forum Funds Form N-SAR filed on July 30, 1999 included, in error, a copy of the Trust Instrument for Core Trust (Delaware), another registered investment company, in response to this item. No material changes were made to the Forum Funds Trust Instrument during the fiscal year ended May 31, 1999.